UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SERVOTRONICS, INC.

(Name of Issuer)

Common Stock, $0.20 par value per share

(Title of Class of Securities)

817732100

(CUSIP Number)

Evan Wax

Wax Asset Management, LLC

44 Cherry Lane

Madison, CT 06443

(203) 941-0111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Wax Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 179,389
	8	Shared Voting Power 0
	9	Sole Dispositive Power 179,389
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 179,389
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person IA

1	Names of Reporting Persons Evan Wax
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 181,776
	8	Shared Voting Power 0
	9	Sole Dispositive Power 181,776
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 181,776
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Schedule 13D filed on May 23, 2022 (the “Initial Schedule 13D”). Information reported in the Initial Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Initial Schedule 13D. Responses to each item of this Amendment No. 1 are incorporated by reference into the response to each other item, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby replaced in its entirety as follows:

Wax Asset Management owns no shares directly, but Wax Asset Management may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment advisory clients. Wax Asset Management disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Wax owns 16,818 shares of Common Stock, of which (i) 2,387 were granted to Mr. Wax pursuant to the Company's Non-Employee Director Compensation Policy and (ii) 14,431 were purchased by Mr. Wax with his personal funds. The total consideration paid for the 14,431 shares of Common Stock purchased by Mr. Wax was $140,583.32.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Initial Schedule 13D are hereby replaced in their entirety as follows:

(a),(b) For information regarding beneficial ownership, see the information presented on the cover pages of this Amendment No. 1.

(c)       The transactions in shares of Common Stock by Reporting Person during the past sixty (60) days were as follows:

Nature of Transaction	Number of Shares	Price Per Share	Date
Open Market Purchase	17,453	$10.97573	11/17/2022
Open Market Purchase	889	$11.0974	11/18/2022

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2022	WAX ASSET MANAGEMENT, LLC

	By:	/s/ Evan Wax
	Name:	Evan Wax
	Title:	President

Dated: November 22, 2022	/s/ Evan Wax
Evan Wax